SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2

Controladora Vuela Compañia de Aviación,

S.A.B. de C.V.

(Name of Issuer)

Series A Common Stock

(Title of class of securities)

21240E105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Air Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 56,237,944 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,237,944 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Air Investments GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 56,237,944 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,237,944 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 12,721,748 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,721,748 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 12,721,748 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,721,748 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 17,405,900 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,405,900 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 17,405,900 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,405,900 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 17,405,900 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,405,900 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: HSBC México, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 5,103,592 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,592 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12	TYPE OF REPORTING PERSON (See Instructions) BK

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON (See Instructions) BK

*	SEE ITEM 4
(1)	Acting solely in its capacity as trustee of the trust number 1405.

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Atlas Discovery Mexico, S. de R.L. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 5,103,592 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,592 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Associates II Mexico, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 5,103,592 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,592 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Atlas Private Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 61,341,536 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,341,536 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Harry F. Krensky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 3,806,010 *
	8	SHARED DISPOSITIVE POWER 78,819,046 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,625,056 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

*	SEE ITEM 4

Item 1.

(a) Name of Issuer

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(b) Address of Issuer’s Principal Executive Offices

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, D.F. 01210

Item 2.

(a) Name of Person Filing

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)	Discovery Air Investments, L.P. (“Discovery Air”)
(ii)	Discovery Air Investments GP, LLC (“Discovery Air GP”)
(iii)	Discovery Americas II, L.P. (“Discovery II”)
(iv)	Discovery Americas Associates II, L.P. (“Discovery Americas II”)
(v)	Discovery Americas I, L.P. (“Discovery I”)
(vi)	Discovery Americas Associates, L.P. (“Discovery Americas”)
(vii)	Discovery Capital Partners, LLC (“Discovery Capital”)
(viii)	HSBC México, S.A. (“HSBC”)
(ix)	Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (acting solely in its capacity as trustee of the trust number 1405) (“Banco Invex”)
(x)	Atlas Discovery Mexico, S. de R.L. de C.V. (“Atlas Discovery”)
(xi)	Discovery Americas Associates II Mexico, L.P. (“Discovery Mexico”)
(xii)	Atlas Private Equity, LLC (“Atlas”)
(xiii)	Harry F. Krensky (“Mr. Krensky”)

(b) Address of Principal Business Office of each of the Reporting Persons:

c/o Discovery Air

189 Baldwin Road

Mt. Kisco, NY 10549

(c) Citizenship

(i)	Discovery Air: Canada
(ii)	Discovery Air GP: Delaware
(iii)	Discovery II: Canada
(iv)	Discovery Americas II: Canada
(v)	Discovery I: Canada
(vi)	Discovery Americas: Canada
(vii)	Discovery Capital: Connecticut
(viii)	HSBC: Mexico
(ix)	Banco Invex: Mexico
(x)	Atlas Discovery: Mexico
(xi)	Discovery Mexico: Canada
(xii)	Atlas: Delaware
(xiii)	Harry F. Krensky: United States of America

(d) Title of Class of Securities

Series A Common Stock (“Series A”)

(e) CUSIP No.

21240E105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Each of the shares beneficially owned by the Reporting Persons was acquired prior to the Issuer’s initial public offering in September 2013 (the “IPO”) and has been held by the Reporting Persons since the time of the IPO.

Pursuant to the Issuer’s bylaws, Series A shares can be directly owned only by Mexican individuals or entities controlled by Mexican individuals. As a result, Discovery Air holds 1,026,934 American Depositary Shares (“ADSs”) and 6 Ordinary Participation Certificates (“CPOs”), each ADS representing ten CPOs and each CPO representing a financial interest in one Series A share. The CPOs have been deposited in a CPO trust.

Discovery Air also directly holds 45,968,598 shares of Series B Common Stock (“Series B”). Each of the Series B shares is fully convertible, at any time, into one Series A share. Based on the 45,968,598 Series B shares, the 1,026,934 ADSs and the 6 CPOs that it holds, Discovery Air may be deemed to have dispositive power over 56,237,944 Series A shares (on an as-converted basis).

Discovery Air GP is the general partner of Discovery Air. Atlas is the managing member of Discovery Air GP. Mr. Krensky is the sole member of Atlas. As a result of the foregoing relationships, Discovery Air GP, Atlas and Mr. Krensky may be deemed to share dispositive power over all of the Series A shares beneficially owned (on an as-converted basis) by Discovery Air.

Discovery II, a limited partner of Discovery Air, may be deemed to beneficially own 12,721,748 of the Series A shares (on an as-converted basis) beneficially owned by Discovery Air. Discovery Americas II is the general partner of Discovery II. Atlas is the general partner of Discovery Americas II. As a result of the foregoing relationships, Discovery Americas II may also be deemed to beneficially own such shares.

Discovery I directly holds 1,740,590 ADSs and, as a result, may be deemed to have dispositive power over 17,405,900 Series A Shares (on an as-converted basis). Discovery Americas is the general partner of Discovery I. Discovery Capital is the general partner of Discovery Americas. Mr. Krensky owns a majority of the capital of Discovery Capital and is its managing member and therefore may be deemed to control the investment decisions of Discovery Capital. As a result of the foregoing relationships, Discovery Americas, Discovery Capital and Mr. Krensky may be deemed to share dispositive power over all of the Series A shares beneficially owned (on an as-converted basis) by Discovery I.

HSBC holds, as trustee of the trust F/262374 (“DAII Mex”), 510,359 ADSs and 2 CPOs. As such, HSBC may be deemed to have dispositive power over 5,103,592 Series A shares (on an as-converted basis). The investment decisions of HSBC are made by a technical committee consisting of five or more members.

Atlas Discovery is the investment manager of the DAII Mex trust, and Discovery Mexico is the secondary beneficiary of the DAII Mex trust. Atlas is the general partner of Discovery Mexico. Mr. Krensky is the sole member of Atlas. As a result of the foregoing relationships, Atlas Discovery, Discovery Mexico, Atlas and Mr. Krensky may be deemed to share dispositive power over all of the Series A shares (on an as-converted basis) beneficially owned by HSBC.

Mr. Krensky directly holds 380,601 ADSs, and members of (or trusts on behalf of members of) his household hold an additional 7,161 ADSs. As a result, Mr. Krensky may be deemed to have sole dispositive power over 3,806,010 Series A shares (on an as-converted basis) and may be deemed to share dispositive power over an additional 71,610 Series A shares (on an as-converted basis).

None of the Reporting Persons has Series A voting rights with respect to the ADSs, CPOs or Series B shares, as applicable, held by such Reporting Person. However, in the event that (a) the ADSs or CPOs were transferred to a Mexican individual or entity controlled by Mexican individuals, and such new holder(s) held Series A shares directly, or (b) the Series B shares were transferred to a Mexican individual or entity controlled by Mexican individuals and converted into Series A shares, such new holder(s) would have voting power over such Series A shares.

Each of the Reporting Persons expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any Series A shares covered by this statement not owned by him or it of record.

1.	Discovery Air

a.	Amount beneficially owned: 56,237,944

b.	Percent of class: 5.6%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 56,237,944

2.	Discovery Air GP

a.	Amount beneficially owned: 56,237,944

b.	Percent of class: 5.6%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 56,237,944

3.	Discovery II

a.	Amount beneficially owned: 12,721,748

b.	Percent of class: 1.3%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,721,748

4.	Discovery Americas II

a.	Amount beneficially owned: 12,721,748

b.	Percent of class: 1.3%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,721,748

5.	Discovery I

a.	Amount beneficially owned: 17,405,900

b.	Percent of class: 1.7%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 17,405,900

6.	Discovery Americas

a.	Amount beneficially owned: 17,405,900

b.	Percent of class: 1.7%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 17,405,900

7.	Discovery Capital

a.	Amount beneficially owned: 17,405,900

b.	Percent of class: 1.7%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 17,405,900

8.	HSBC

a.	Amount beneficially owned: 5,103,592

b.	Percent of class: 0.5%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,103,592

9.	Banco Invex

a.	Amount beneficially owned: 0

b.	Percent of class: 0.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

10.	Atlas Discovery

a.	Amount beneficially owned: 5,103,592

b.	Percent of class: 0.5%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,103,592

11.	Discovery Mexico

a.	Amount beneficially owned: 5,103,592

b.	Percent of class: 0.5%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,103,592

12.	Atlas

a.	Amount beneficially owned: 61,341,536

b.	Percent of class: 6.1%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 61,341,536

13.	Harry F. Krensky

a.	Amount beneficially owned: 82,625,056

b.	Percent of class: 8.2%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 3,806,010

iv.	Shared power to dispose or to direct the disposition of: 78,819,046

Item 5.	Ownership of Five Percent or Less of a Class

Banco Invex no longer beneficially owns any Series A shares.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017	DISCOVERY AIR INVESTMENTS, L.P.

	By:	Discovery Air Investments GP, LLC,
its general partner

	By:	Atlas Private Equity, LLC,
its managing member

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Sole Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017	DISCOVERY AIR INVESTMENTS GP, LLC

	By:	Atlas Private Equity, LLC,
its managing member

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Sole Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017	DISCOVERY AMERICAS II, L.P.

	By:	Discovery Americas Associates II, L.P.,
its general partner

	By:	Atlas Private Equity, LLC,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Sole Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017	DISCOVERY AMERICAS ASSOCIATES II, L.P.

	By:	Atlas Private Equity, LLC,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Sole Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017	DISCOVERY AMERICAS I, L.P.

	By:	Discovery Americas Associates, L.P.,
its general partner

	By:	Discovery Capital Partners, LLC,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017	DISCOVERY AMERICAS ASSOCIATES, L.P.

	By:	Discovery Capital Partners, LLC,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017	DISCOVERY CAPITAL PARTNERS, LLC

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017	HSBC México, S.A.

	By:	/s/ Carlos Miguel Mendoza Valencia
	Name:	Carlos Miguel Mendoza Valencia
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017	BANCO INVEX, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO FIDEICOMISO 1405

	By:	/s/ Edgar Figueroa Pantoja
	Name:	Edgar Figueroa Pantoja
	Title:	Delegado Fiduciario

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017	ATLAS DISCOVERY MEXICO, S. DE R.L. DE C.V.

	By:	/s/ Carlos Miguel Mendoza Valencia
	Name:	Carlos Miguel Mendoza Valencia
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017	DISCOVERY AMERICAS ASSOCIATES II MEXICO, L.P.

	By:	Atlas Private Equity, LLC,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Sole Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017	ATLAS PRIVATE EQUITY, LLC

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Sole Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017
/s/ Harry F. Krensky
HARRY F. KRENSKY

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13G, dated February 16, 2016 (incorporated by reference to the Reporting Persons’ Schedule 13G/A, filed on February 16, 2016).